BioHarvest Sciences to Participate in 37th Annual Roth Conference on March 16-18, 2025

Vancouver, British Columbia and Rehovot, Israel – March 6, 2025 - BioHarvest Sciences Inc., (“BioHarvest” or the “Company”) (NASDAQ: BHST), a company pioneering its patented Botanical Synthesis technology platform, today announced that management has been invited to attend the 37th Annual Roth Conference taking place on March 16-18, 2025.

CEO Ilan Sobel is scheduled to host one-on-one meetings with institutional investors throughout the duration of the event.

37th Annual Roth Conference for Growth Companies

Date: March 16-18, 2025

Location: Laguna Cliffs Marriott Resort & Spa – Dana Point, CA

Format: 1x1s Meetings

Sobel said: “I am pleased to announce our invitation to the 37th Annual Roth Conference, which is a high-profile opportunity to showcase BioHarvest’s transformative growth story. Following our recent Nasdaq listing and the launch of our CDMO Services Division last year, we are well positioned to execute on our mission to commercialize life-changing, plant-based compounds. These efforts have resulted in major milestones in our direct-to-consumer business, where we recently announced that VINIA had reached $50 Million in cumulative sales, and in our CDMO Services division, where we are conducting research on impactful plant-based solutions for our industry partners in the pharmaceutical, nutraceutical, cosmetics, and nutrition sectors.”

Registration is mandatory for conference participation. For more information or to schedule a meeting with management, please contact MZ Group at BHST@mzgroup.us.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow the active ingredients in plants, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This press release may contain “forward-looking statements”. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “may,” “future,” “plan” or “planned,” “will” or “should,” “expected,” “anticipates,” “draft,” “eventually” or “projected.” You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and any other risks identified in other filings made by the Company with the Securities and Exchange Commission.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHSC@mzgroup.us